Exhibit 99.1


                                    PREMIER
                                     FOODS


   NOTICE TO HOLDERS OF PREMIER BRANDS FOODS PLC (FORMERLY PREMIER FOODS PLC)
                                  SENIOR NOTES


London, 2 July 2004:
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CHANGE OF NAME

Premier Foods plc today announces to the holders of its $200,000,000 12% Senior Notes due 2009 and (pound)75,000,000 12 1/4% Senior Notes due 2009 that it has changed its name from Premier Foods plc to Premier Brands Foods plc and that a recently incorporated company, Premier Brands Foods plc, incorporated under the laws of England and Wales and wholly-owned by HMTF Premier Limited (the indirect parent company of Premier Foods plc and the direct parent company of Premier Brands Foods plc) has changed its name to Premier Foods plc.


ENQUIRIES:
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Paul Thomas
Finance Director
+44-(0)-1727 815850